Schering AG to initiate Leukine? Phase III study for Crohn's disease

Berlin, August 28, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced a phase III study will be initiated with Leukine(R) (sargramostim) as a potential treatment for patients with Crohn's disease. The decision follows review of data in which positive results were obtained from a recently completed multi-center, randomized, double-blind, placebo-controlled study of 124 patients with moderately to severely active Crohn's disease.

"We are optimistic about the initial review of the data from the most recent Leukine(R) Crohn's disease trial," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG Group. "Crohn's disease is a chronic and serious inflammatory disease with no known cause. Our goal is to offer a novel approach to the treatment of this serious disease."

Detailed results of the study are being submitted to a peer-reviewed medical journal and also are expected to be presented at upcoming scientific meetings. Until then, to comply with agreements pertaining to journal publications and meeting presentations, no further data from the study will be available.

END

Additional Information

About Leukine(R)
Leukine(R) in Crohn's disease is one of the most promising projects in Schering's pipeline, with the potential to become a major growth driver in Schering's future portfolio. Leukine(R) is a hematopoietic growth factor that stimulates neutrophils, monocyte/macrophages, and dendritic cells. Leukine(R) is marketed in the United States by Berlex Laboratories, Inc., the U.S. affiliate of Schering AG, Germany. Since its approval, Leukine(R) has been administered to more than 300,000 patients.

Leukine(R) is the only colony-stimulating factor approved for use following induction chemotherapy in older adults with acute myelogenous leukemia
(AML) to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections and infections resulting in death. Leukine(R) also has been approved for four additional indications: use in myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), use for peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and use in bone marrow transplantation failure or engraftment delay.

About the study
The study was initiated in October 2001, and conducted at 33 U.S. centers following positive outcomes from a 15-patient pilot study previously conducted at Washington University, St. Louis, MO.

About the pilot study (published in 2002)
In the pilot study, results of which were published in The Lancet in November 2002, patients treated with Leukine(R) experienced a significant decrease in disease symptoms over the eight-week course of therapy as measured by the Crohn's Disease Activity Index (CDAI), the standard measurement of treatment effectiveness. The mean CDAI score significantly decreased by 190 points over the eight-week study period. Overall, 12/15 patients enrolled in the study responded to treatment, with 8/15 achieving a clinical remission. Adverse reactions included minor injection site reactions and bone pain, both of which decreased upon continued therapy.

About Crohn's Disease
Crohn's disease is a chronic and serious inflammatory disease of the gastrointestinal (GI) tract. Crohn's disease affects men and women equally and seems to be more common within families. About 20 percent of people with Crohn's disease have a blood relative, most often a brother or sister, with some form of inflammatory bowel disease (IBD).

Crohn's disease can be difficult to diagnose because its symptoms are similar to other intestinal disorders such as irritable bowel syndrome
(IBS) and ulcerative colitis. Crohn's disease causes inflammation in the small intestine; however, it can affect any part of the digestive tract from the mouth to the anus. The inflammation from Crohn's disease can extend deep into the lining of the affected organ, causing pain and frequent bowel movements. Currently there is no cure for Crohn's disease.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecolog&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house Research and Development and support from an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng